# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Edge One Capital Management LLC, 4242 Six Forks Road, Ste. 1550, Raleigh, North Carolina (NC), 27609
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001104659-25-030441
Filed by CIK 0002063661
Persons authorized to receive notices and communications: Drew G.L. Chapman, Chapman Partners PLLC, 45 Rockefeller Plaza, 20th Floor, New York, New York (NY), 10111, (212) 655-9533

## Reporting persons
- Edge One Capital Management LLC (CIK 0002063661): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,006,891; sole dispositive power 0; shared dispositive power 2,006,891; aggregate amount beneficially owned 2,006,891 (2.54% of the class)
  Comment: All percentage calculations set forth herein are based upon the aggregate of 78,983,041 shares of Class A Common Stock outstanding as of May 26, 2026, as reported in the Issuer's Annual Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 27, 2026.
- Varun Gupta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 2,006,891; sole dispositive power 0; shared dispositive power 2,006,891; aggregate amount beneficially owned 2,006,891 (2.54% of the class)
  Comment: All percentage calculations set forth herein are based upon the aggregate of 78,983,041 shares of Class A Common Stock outstanding as of May 26, 2026, as reported in the Issuer's Annual Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BuzzFeed
Address of issuer's principal executive offices: Edge One Capital Management LLC, 4242 Six Forks Road, Ste. 1550, Raleigh, North Carolina (NC), 27609
Comment:
This Amendment No. 1 to Schedule 13D ("Schedule 13D") relates to the Class A common stock, par value $0.0001 per share (the "Common Stock"), of BuzzFeed, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 229 West 43rd Street, 10th Floor, New York, NY 10036.

The Schedule 13D filed by the Reporting Persons with the SEC on April 1, 2025, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule. This Amendment No. 1 is the final amendment to the Schedule 13d and is an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

A transaction was disclosed by the Issuer in the Current Report on Form 8-K of BuzzFeed, Inc. (the "Company") filed with the Securities and Exchange Commission (the "SEC") on May 11, 2026 (the "Signing 8-K"), on May 11, 2026, whereby the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Allen Family Digital, LLC (the "Investor"), an affiliate of Byron Allen's family office, pursuant to which the Company agreed to issue and sell to the Investor, 40,000,000 shares (the "Shares") of the Company's Common Stock, at a purchase price of $3.00 per share of Common Stock, for aggregate consideration of $120.0 million (the "Transaction"), in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). The closing of the Transaction occurred on May 26, 2026 (the "Closing").

The Reporting Persons (as defined below) each beneficially owns as of May 26, 2026 an aggregate of 2,006,891 shares of the Common Stock (the "Subject Shares"). Due to the above-referenced Transaction, the Reporting Persons (as defined below) percentage interest in the Issuer was diluted to below 5%, with the Reporting Persons holding as a result thereof 2.54% of the Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
A. Edge One

Edge One beneficially owns 2,006,891 Shares.

Percentage: Approximately 2.54%

B. Gupta

Gupta beneficially owns 2,006,891 Shares.

Percentage: Approximately 2.54%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Edge One

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,006,891

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,006,891

B. Gupta

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,006,891

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,006,891
Transactions in the class effected during the past sixty days: No transactions in the Shares were effected by the Reporting Persons for the benefit of the Edge One Funds during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement among the Reporting Persons as of May 28, 2026.

## Signatures
- Edge One Capital Management LLC: /s/ Varun Gupta, Varun Gupta/Managing Member (05/28/2026)
- Varun Gupta: /s/ Varun Gupta, Varun Gupta (05/28/2026)
Comment: Exhibit 99.1 Joint Filing Agreement among the Reporting Persons as of May 28, 2026.